September 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Broadstone Net Lease, Inc.

Registration Statement on Form S-11 (File No. 333-240381)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Broadstone Net Lease, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., Washington D.C. time, on September 16, 2020 or as soon as possible thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: September 8, 2020 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 2,175 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
BMO CAPITAL MARKETS CORP.
MORGAN STANLEY & CO. LLC

As Representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Haley Trethaway
Name:	Haley Trethaway
Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Ryan Cunn
Name:	Ryan Cunn
Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
Name:	Eric Benedict
Title:	Managing Director, Equity Capital Markets

MORGAN STANLEY & CO. LLC

By:	/s/ John Sierant
Name:	John Sierant
Title:	Executive Director

[Signature Page to Acceleration Request]